Exhibit 99.1

PRESS RELEASE

ERYTECH Announces the Hosting of a KOL Event as the TRYbeCA-1 Phase 3 Trial in Second-line Pancreatic Cancer Nears Complete Enrollment

◾	More than 450 of the planned ~500 patients enrolled

◾	Interim superiority analysis expected around year-end 2020

◾	Call with KOL Dr. Manuel Hidalgo on September 29, 2020 at 10:00 am ET

Lyon (France) and Cambridge, MA (U.S.), September 14, 2020 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, announces the hosting of a Key Opinion Leader (KOL) Event to discuss the medical need in pancreatic cancer and the potential role of eryaspase in this setting.

TRYbeCA-1, the pivotal Phase 3 clinical trial evaluating ERYTECH’s lead product candidate, eryaspase, in second-line metastatic pancreatic cancer, has randomized more than 450 of the approximately 500 patients to be enrolled in the trial. The interim superiority analysis, to be conducted by the Independent Data Monitoring Committee when two-thirds of the events have occurred, is currently expected to take place around year-end 2020. Since the interim analysis does not include a test for futility, there will be two possible outcomes: (1) the trial will either continue toward a final analysis, expected in the second half of 2021, or (2) the trial will be stopped for superiority if the primary endpoint is met by demonstrating a significant improvement in overall survival (OS). In April 2020, the U.S. Food and Drug Administration (FDA) granted eryaspase Fast Track Designation as a potential second-line treatment of patients with metastatic pancreatic cancer.

On September 29, 2020 at 10:00 am ET, ERYTECH will host a call that will include a presentation by KOL Dr. Manuel Hidalgo, MD, Ph.D. (Weill Cornell Medicine/New York Presbyterian Hospital), who will discuss the current treatment landscape and unmet medical need in treating patients with pancreatic cancer, and an update by Erytech’s management on eryaspase and the TRYbeCA-1 trial. Dr. Hidalgo and management will be available to answer questions at the conclusion of the call.

Registration for the event is available at the following link:

https://lifescipartners.zoom.us/webinar/register/2815964896473/WN_9NL0s4RxTBavKypVlPRZ-A

About ERYTECH and eryaspase

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

Forward-looking information

This press release contains forward-looking statements including but not limited to statements with respect to the clinical development plans of eryaspase; the potential indications for and benefits of eryaspase; statements relating to the TRYbeCA-1 clinical trial, including the timeline for patient enrollment as well as expected timing of the availability of results and interim superiority analysis; potential impacts on the Company’s clinical trials, including TRYbeCA-1 clinical trial, due to the coronavirus (COVID-19) pandemic such as delays in regulatory review, manufacturing and supply chain interruptions; and the overall impact of the COVID-19 pandemic on the global healthcare system as well as the Company’s business, financial condition and results of operations. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results and timeline may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2019 Document d’Enregistrement Universel filed with the AMF on March 18, 2020 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law. In addition, the COVID-19 pandemic and the associated containment efforts have had a serious adverse impact on the economy, the severity and duration of which are uncertain. Government stabilization efforts will only partially mitigate the consequences. The extent and duration of the impact on the Company’s business and operations is highly uncertain, and that impact includes effects on its clinical trial operations and supply chain. Factors that will influence the impact on the Company’s business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. The pandemic could have a material adverse impact on the Company’s business, operations and financial results for an extended period of time.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915—2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu